EXHIBIT 8

                                    NBO, LLC
                           25800 NORTHWESTERN HIGHWAY
                                    SUITE 750
                           SOUTHFIELD, MICHIGAN 48075
                     TEL. (248) 262-1000 FAX (248) 357-6116


                                 March 10, 2000


BY FACSIMILE AND FEDERAL EXPRESS
--------------------------------

Board of Directors
Quality Dining, Inc.
4220 Edison Lakes Parkway
Mishawaka, Indiana  46545
Attn: Mr. Daniel B. Fitzpatrick,
      Chairman, President and Chief Executive Officer

           Re:       Cash Merger Proposal
                     --------------------


Dear Directors:

                     We have previously written you to communicate our offer to acquire all of the outstanding common stock of Quality Dining for $5.00 per share and subsequently to indicate that this offer would contain no financing condition.

                     Today we are writing to reiterate the position I stated at the Company's Annual Meeting of Shareholders on Tuesday, March 7, 2000: Quality Dining should be sold. The Company's strategy of limited growth and reduction of debt can be a successful one - but not for a public company. Even if you have elected to ignore the clear message communicated by the securities markets to this effect, we urge you not to dismiss the clear statement of your shareholders. This week, holders of nearly 3.3 million shares of Quality Dining common stock, by voting against the Board's nominees for director, including the Company's Chief Executive Officer, made this same point in the clearest terms possible.

                     The implications of this vote are clear. The records of the inspector of election show that a majority of the votes cast by "independent shareholders" would have elected the NBO Nominees and would have adopted NBO's Proposal to eliminate the Poison Pill. By "independent shareholders" we mean all


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shareholders other than Dan, James and Gerald Fitzpatrick, other officers, directors and paid consultants of the Company.

                     We are not attempting to denigrate the progress that the Company made in the last quarter, but we see no evidence that the this type of performance will create any value for shareholders in the public market. Notwithstanding progress in building the cash flow line items that Dan discussed, your shareholders cannot pay their mortgages or feed and clothe their children on this basis. If you have any doubt in this regard, you need look no further than the Company's stock price. Quality Dining's stock dropped from $3.50 at the close before the Annual Meeting to $2.97 at the close yesterday. Even with the Company's significant share repurchases, no progress has been made in enhancing shareholder value.

                     We urge you to consider our cash merger proposal and our continuing suggestions that the Board take affirmative steps to sell the Company to the highest bidder, whether that bidder is us, Dan Fitzpatrick or a third party. We look forward to your response to us as soon as possible.



                                          Very truly yours,

                                          /s/ David W. Schostak

                                          David W. Schostak

cc: Philip J. Faccenda
    James K. Fitzpatrick
    Ezra H. Friedlander
    Steven M. Lewis
    Christopher J. Murphy III
    Bruce M. Jacobson